                  U.S. Securities and Exchange Commission
                          Washington, D.C. 20549

                       -----------------------------

                                 Form 10-SB
                        ----------------------------


               GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                           SMALL BUSINESS ISSUERS

Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                            NET:X AMERICA, INC.
                            --------------------
              (Name of Small Business Issuer in its charter)

     OREGON                                                  93-1216387
-------------------------------                        --------------------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                          Identification No.)


     Salina 149-B
     Willemstad, Curacao
     Netherlands, Antilles                                          N/A
---------------------------------------                          ----------
(Address of principal executive Offices)                         (Zip Code)

Issuer's telephone number: 599 9 465-1260

Securities to be registered under Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered

None.

        Securities to be registered under Section 12(g) of the Act:

                                  COMMON
                              (Title of Class)


              INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This Form 10 contains certain forward-looking statements within the meaning of the Private Securities Litigation reform Act of 1995, which act contains a safe harbor for forward looking statements. Statements made in connection with initial public offerings, however, are not protected by the safe harbor of the Private Securities Reform Act of 1995. Nonetheless, the Company believes that investors would be benefitted by the cautionary language included in this paragraph. Therefore, any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, managements's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished.

     Without limiting the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "estimate" or "continue" or comparable terminology are intended to identify forward- looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company's management to operate on a global basis; the ability of the Company to effectuate and successfully operate acquisitions and new operations; the ability of the Company to obtain acceptable forms and amounts of financing to fund current operations and planned acquisitions; the political, economic and military climate in nations where the Company may have interests in foreign countries; and competition and the ever-changing nature of the Internet and e-commerce. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.


Item 1.   Description of Business
---------------------------------
     Company History.
     ----------------

     Net:X America Inc. (the "Company" or "Net:X") was organized under the laws of the State of Oregon on June 22, 1987 as WESTAQ Network, Inc. The Company was dormant until June 20, 1996, when it changed its name to Net:X America, Inc., and began limited business operations. The Company is still in the developmental stage. In June 1998, the Company exchanged 6,400,000 shares of Company common stock for the licensing rights to Island Product Management's Investor Account Manager ("IAM") software. Since acquiring the IAM software, which offers reporting and account management capabilities, the Company has worked to integrate it with the Company's proprietary StockEX software, which enables brokerage houses to offer online securities trading. Now that the Company has fully integrated the two software packages, its primary business focus is licensing its software products to brokers wishing to offering online trading and account management capabilities to their clients.

     Industry Background
     -------------------
     In the past, investors could access the financial markets only through a full-commission broker. These brokers provided investment advice and executed trades for investors. With the deregulation of brokerage commissions in 1975, investors discovered they could separate financial advisory services from securities trading. This led to changes in the industry including increased access to information about public companies and the advent of discount brokerage firms, which allow investors who are willing to engage in their own research, a less expensive alternative to traditional full-commission brokers. With the advent of the internet and online commerce, additional innovation is occurring in the industry as it expands and evolves to integrate these technological advances.

     The market for equity securities has grown dramatically in recent years, with equity capitalization in the U.S. market doubling in the past five years to over $15 trillion. During this time, there has been a large increase in the average daily trading volume in the United States.

     In June 1999, International Data Corporation, a leading information technology research firm, estimated that the number of internet users worldwide exceeded 95 million at the end of 1998, will exceed170 million by the end of 2000, and should exceed 500 million by the end of 2003. The internet is revolutionizing the way organizations and consumers interact and conduct business. The explosive growth of the internet has been driven, in part, by the internet's ability to offer businesses and consumers an accessible, convenient and cost-effective medium for communication and commerce and its ability to interact on a real-time basis. The increasing prevalence of online commerce options such as purchases and sales, funds transfers, online banking, and bill payment have likewise contributed to this growth by simplifying and automating financial transactions for consumers, and in many cases, significantly reducing costs by eliminating the need for intermediaries that traditionally charge fees to provide products, services, or information.


     Online trading is the fastest growing segment of the brokerage industry and is expected to grow significantly. The internet has fundamentally changed the way many investors manage their financial affairs. The speed, convenience, choice, cost savings and information the internet offers have driven many investors online. The following industry reports support the Company's belief that the rapid development of the online brokerage industry will continue:

     International Data Corporation estimates that the number of U.S. online brokerage accounts will grow from 6.7 million at the end of 1998 and to over 24 million by 2003;

     Forrester Research, Inc., a leading information technology data research firm, estimates that online trades of retail customers in the U.S. will grow from 25% of all retail stock trades in the first quarter 1999 to 50% by 2002. Similarly, Industry Standard reported that online trading currently accounts for 30% of the volume on Nasdaq and the NYSE and could represent 50% of all trades over the next three years; and

     International Data Corporation estimates that the value of assets held by customers in accounts with online brokerage firms will grow from $324 billion in the U.S. at the end of 1998 to over $3 trillion in 2003.

     Clearly, the projected growth in the U.S. market for online brokerage services over the next few years is expected to be significant. The Company believes even greater opportunities are available in the international markets including Europe, the Caribbean, and Latin America. According to International Data Corporation, while current web usage in Europe and Asia trails U.S. rates, it is anticipated that over the next several years, web penetration in these areas will grow faster than in the U.S.

     Our Opportunity
     ---------------
     We believe the evolution of online commerce has contributed to growing opportunities for all providers of online financial services. As investors continue to desire greater control over their own financial decisions, they are demanding more from their financial service providers. To assist financial service providers meet the needs and demands of their clients, particularly in the area of online trading and account management, the Company has developed software which enables brokerages to offer these capabilities to their clients.

     The Company has identified a significant need within the offshore security brokerage houses of the Caribbean to offer their offshore trust and other clients the ability to trade online. The Caribbean financial markets have experienced significant growth recently as foreign investors, particularly from Canada, Latin America and Europe have moved their assets to this region. With this increased growth has come increased pressure on investment professionals to provide online capabilities. The Net:X software provides these offshore brokerage houses the ability to offer online trading without the significant expense of developing their own proprietary systems.


     Products
     --------

     The Company's primary software product is made up of two software programs, StockEX and Investor Account Manager ("IAM"). By integrating these two software packages, the Company has developed software it can license to brokerages that will enable them to offer customized online trading, reporting and account management to their clients.

          StockEX
          -------
     StockEX is a proprietary transaction-based software program which provides an interface between the investor's computer and the brokerage's web site. Via StockEX, the investor can setup online trading accounts through the brokerage's web site. In addition to providing online trading, the StockEX program also offers such record keeping features as trade confirmations and records of all transactions executed by the client.

          Investor Account Manager
          ------------------------

     IAM is an easy to operate, cost effective and customizable PC based software program designed to manage client transactions. This software offers several account management programs that interface with one another. These include managing cash accounts, pooled funds, assets and securities trading accounts along with client account reporting via the internet.
This software will allow a brokerage house, investment manager or trustee to access and provide full client account information to their clients.

          "CASH MANAGEMENT ACCOUNT" which is a cash account management system for checking and savings type accounts. It can be linked to an investment account to facilitate withdrawals and deposits of funds in conjunction with security trading.

          "FUND ACCOUNT" which is a cash/share management system which allows a broker, mutual fund or trust manager to process investor contributions, withdrawals, dividends, and earnings in accordance with the time value of each transaction for accurate distribution of income to each investor. This feature is capable of calculating proper income distributions to an unlimited number of investors or accounts.

          "INVESTMENT ACCOUNT" is an asset/investment management system which allows an investment manager to trade and manage assets for the Fund Account and/or individual investors. For buy and sell transactions, funds will automatically be drawn from or deposited to a designated "Trading Cash Account" for easy cash management.


     In addition to aggressively marketing its software products, the Company is investigating the possibility of offering a secure server to host the web pages for offshore brokerage houses. To date, the Company does not offer these services.

     Distribution
     ------------

     Net:X will undertake an aggressive direct marketing program in the Caribbean markets to take advantage of the strong growth in the offshore industry in that region. This growth is evidenced by the numerous international banks and trust companies opening new facilities in the Caribbean, in addition to the over 2,400 financial facilities already in existence in the Caribbean and Latin America.

     Specifically, Net:X will seek to establish license agreements with brokerage houses in the Caribbean. Pursuant to these license agreements, the brokerage houses will distribute the Net:X software to their brokers, and clients, including fund and investment managers, trust managers, and individual investors. The brokers, managers and clients will then be able to trade online via pre-established securities trading accounts linked to the brokerage house from whom the broker, manager or investor received the software. That way, they will continue to trade through the brokerage from whom the software was received.

     The Company believes that having brokerage houses distribute the Company's software to their existing and new brokers, managers and clients will speed market penetration of the software. Moreover, by distributing the software through brokerage houses, Net:X does not need to offer its own brokerage services, with all the inherent costs, risks and regulations.

     Consistent with current trends in the internet software industry, the Company will provide its software to interested brokerages and their clients with no up-front charge. The licensing agreement will provide that the brokerage houses will pay Net:X on a per use basis. The licensing fee will be $10.00 per trade executed via the Company's software. The Net:X software is programmed to record each trade reconciled through each brokerage. The system is also programmed to download to the Company information regarding the number of trades executed online through each brokerage. The licensing agreement will provide that each brokerage pay the license fee on a bi-weekly basis or monthly basis. Thus, the licensing fee to be paid by the brokerage will be equal to the number of trades executed within the appropriate time frame multiplied by $10.00 per trade.

     The Company is aware that services such as E*Trade, Ameritrade, Charles Schwab, and others offer low costs per trade. Offshore brokerage houses, however, are not subject to the regulations of the NASD, the S.E.C., and other U.S. and State regulatory agencies, with their commission and price restrictions. Based on its research, the Company has found that, of the few offshore brokerages offering online trading, the fees range from $19.99 to $75.00 per trade, with most charging quite a bit more than the going rate in the United States. Because the price per trade being charged by the offshore brokerages is quite a bit higher than in the domestic market, the Company believes that offshore brokerages will be willing to pay the $10.00 per trade licensing fee.


Reports to Security Holders
---------------------------
     Prior to the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ('SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 150 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at http://www.sec.gov.
-------------------

Item 2.   Plan of Operation
---------------------------

     For a complete understanding, this Plan of Operations should be read in conjunction with Part I, Item 1, Description of Business and Part F/S - Financial Statements to this Form 10-SB.

     During the period from June 30, 1998 to March 31, 2000, the Company has not generated any revenue.

     As of March 31, 2000, the Company had no cash on hand. As of March 31, 2000, the Company had accumulated deficit of ($2,629,212) funded by paid-in capital. During the nine months ended March 31, 2000, and the years ended June 30, 1998 and 1999, the Company had losses from operations of ($5,523), ($626,358) and ($1,880,230) respectively. The Company expects that operating losses will continue until such time as product sales generate sufficient revenue to fund its continuing operations, as to which there can be no assurance.

     As of the date of this Form 10-SB, the Company has yet to generate positive cash flow. The Company has financed its operations primarily through the sale of its common stock and has been entirely dependent on such for continuation of operations. Specifically, in June 1998, the Company issued 4,000,000 shares of common stock in exchange for $400,000. The Company exhausted these funds in developing and testing the Net:X software system and in administrative and other expenses. The Company anticipates that within the next twelve months, it will need additional capital to fund its marketing efforts, product development, regulatory monitoring and compliance, and operational costs. To fund these expenses, the Company may seek equity financing through the sale of additional securities. The Company will also consider the possibility of debt financing such as loans and lines of credit.

     Given the Company's lack of operations and revenue, there can be no guarantee that the Company will be able to obtain additional capital to meet its needs. If additional capital cannot be obtained, or if a market for the Company's product does not develop, the Company's business, financial condition and results of operations could be adversely effected.


     Similarly, because the financial services, online trading and computer software industries are intensely competitive and rapidly evolving the Company will need to continue improving its products to keep pace with its competitors. This may require additional capital to fund ongoing research and development. There can be no assurance that the Company will obtain necessary funds to continue developing its products to keep them current and competitive in the market.

     The Company is also currently investigating the possibility of offering a secure server to host web sites which its offshore brokerage clients can use to offer online trading. To date, the Company does not currently offer this service. Should the Company determine it to be in its best business interest to provide such a service, the Company may incur significant additional expense, estimated to be anywhere from $75,000 to $140,000 to purchase and install the necessary hardware and software to provide this service. Clearly, to offer such a service, the Company will need to raise additional capital, which it would likely do by either selling its securities, or seeking debt financing.

     Finally, the report from the Company's independent accountants includes an explanatory paragraph which describes substantial doubt concerning the ability of the Company to continue as a going concern without additional contributions to capital. See "Financial Statements - Report of Independent Accountants" and Note 2 - Going Concern.

Item 3.   Description of Property
---------------------------------

     In June 1998, the Company exchanged 6,400,000 shares of common stock of the Company for the licensing rights to the Island Product Management Investor Account Manager ("IAM") software.

Property & Facilities
---------------------
     The Company currently leases 500 square feet of office space located at Salina 149-B Willemsted, Curacao in the Netherlands, Antilles. The Company pays $500 per month on a year lease agreement which expires December 31, 2000, after which, the lease is renewable for another year at the same rate. The Company believes this lease to be no more or less favorable than the current market rates.

     The Company also owns approximately $5,000 worth of computers and related equipment.

Investment Policies
-------------------
     Currently the Company does not own any real property. In addition, the Company has no intention to purchase any real property at this time. Therefore, the Company does not have any policies with respect to investments in real estate or interests in real estate, real estate mortgages, or securities of/or interests in persons primarily engaged in real estate activities. The Company, however, may pursue the purchase of real property if the need arises. These properties would not be pursued for investment purposes. Rather, they will be used to carry out the business of the Company.


                                     8

Item 4.   Security Ownership of Certain Beneficial Owners and Management
------------------------------------------------------------------------
     The following table sets forth as of June 1, 2000, the name and the number of shares of the Company's Common Stock, par value $.001 per share, held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the 11,023,609 issued and outstanding shares of the Company's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.


Title of   Name and Address of               Amount and Nature of      Percentage
Class      Beneficial Owner                  Beneficial Ownership(2)   of Class
--------   -----------------------------     ----------------------    -------------
Common     Island Product Management         4,288,000                 38.90%
           2001 Leeward Highway
           Turks & Caicos Isles, B.W.I.

Common     Cede & Co                         1,443,677                 13.10%
           PO Box 222
           Bowling Green Station
           New York, NY 10274

Common     Andrew Dong(1)(2)                 1,210,000                 10.98%
           2001 Leeward Highway
           Turks & Caicos Isles, B.W.I.

Common     BSA Development LTD (2)           1,210,000                 10.98%
           2001 Leeward Highway
           Turks & Caicos Isles, B.W.I.

Common     Temple Trust(3)                     708,000                 6.42%
           2001 Leeward Highway
           Turks & Caicos Isles, B.W.I.

Common     Interval Vacation Centre, LTD       704,000                 6.39%
           2001 Leeward Highway
           Turks & Caicos Isles, B.W.I.

Common     Lanvin International LTD.           704,000                 6.39%
           2001 Leeward Highway
           Turks & Caicos Isles, B.W.I.

Common     Portorford Communications LTD.      704,000                 6.39%
           2001 Leeward Highway
           Turks & Caicos Isles, B.W.I.
------------------------------------------------------------------------------------

Common     Officers, Directors and
           Nominees as a Group:              1,210,000                 10.98%
------------------------------------------------------------------------------------


     The term "beneficial owner" refers to both the power of investment (the right to buy and sell) and rights of ownership (the right to received distributions from the company and proceeds from sales of the shares). Inasmuch as these rights or shares may be held by more than one person, each person who has a beneficial ownership interest in shares is deemed the beneficial owners of the same shares because there is shared power of investment or shared rights of ownership.

(1) Officer and/or Director of the Company

(2) Andrew Dong is a beneficial owner of BSA Development LTD. Therefore, shares that are in the registered name of BSA Development LTD are counted as shares for Mr. Dong.

(3) Temple Trust is the beneficial owner of Temple Mortgage Corporation LTD, record holder of 198,000 shares, and Temple Securities LTD, record holder of 510,000 shares. Therefore, shares held by Temple Mortgage Corporation LTD and Temple Securities LTD are counted as shares for Temple Trust.

     There are no arrangements which would result in a change in control of the Company.

Item 5.   Directors, Executive Officers, Promoters and Control Persons
----------------------------------------------------------------------

Name                  Age       Position(s)     Director or Officer Since
-----------------     ------    --------------- -------------------------
William D. Jones      40        CEO/President   January 2000
                                Secretary
                                Treasurer
                                Director

Andrew Dong           38        Director        May 1998



     The following sets forth certain biographical information relating to the Company's Officers and Directors:

     William D. Jones, CEO/President, Secretary, Treasurer and Director,
     age 40.
     --------------------------------------------------------------------
     Before founding IsleASP, ASPen and OSIA he was the president and co-founder of Network Technology Professionals Inc. (NTP), a multi-million dollar Western Canadian organization that still operates successfully today. He has over 20 years of technical and business experience in management, systems analysis, consultation, and instruction, and has worked for such organizations as Crowntek and Professional Computing Center. He is exceptionally versed in a wide range of business matters including public corporate entities, offshore structures, global markets and innovative management strategies.

     As one of the most diversified and talented individuals in the technology industry, Mr. Jones has been called upon by organizations such as Novell to create innovative solutions to customer issues and to develop key white papers. He has extensive technical knowledge and skill in system programming, network engineering, key systems implementations over a vast array of computing technologies and holds many certifications and authorizations with IBM, Novell, Compaq and Microsoft. He designed and implemented the largest LAN server in the world that is still servicing more than 7,000 end users. For the last five years Mr. Jones has primarily served as President of OSIA and has founded two other networking companies, IsleASP and ASPen. He currently resides at 1 Scenic Way NW, Calgary, AB Canada.

     Andrew Dong, Director, age 38.
     ------------------------------
     Mr. Dong received his Bachelor of Math degree in 1985 from the University of Waterloo, Waterloo, Ontario and currently resides at 2001 Leeward Highway, Providenciales, Turks and Caicos Islands, B.W.I. Mr. Dong worked for eleven years in the Information Systems field. He was a Vice President of Business Development of Saville Systems, a Galaway, Ireland based company that creates telecommunications billing software, before
retiring in 1996.   During his eight year tenure at Saville, Mr. Dong was
involved in all aspects of the software industry including development, sales, and customer relations. He also worked in the Product Development, Research and Development, and Consulting Services departments of Saville. Since his retirement in 1996 Mr. Dong has served as a Director of Net:X America, Inc.

Dependence Upon Key Personnel
-----------------------------
     The Company believes that its success will depend significantly upon the efforts and abilities of a small group of executive, programming and marketing personnel. The loss of the services of one or more of these key individuals could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's future success will depend upon its ability to continue to attract and retain qualified personnel. There can be no assurance that the Company will be successful in attracting and retaining such personnel.


Family Relationships
--------------------
     None.

Involvement in Legal Proceedings
--------------------------------
     To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

     (3) was the subject of any order, judgement or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

          (i) acting as a future commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, of engaging in or continuing any conduct or practice in connection with such activity;

          (ii) engaging in any type of business practice; or

          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgement, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated;


     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6.   Executive Compensation
--------------------------------
                The following chart sets forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries' chief executive officers and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1999, the end of the Registrant's last completed fiscal year).

                              SUMMARY COMPENSATION TABLE
                                                         Long Term Compensation
                                                         -------------------------
                Annual Compensation                                         Payouts
                ---------------------           Awards                      --------
                                        Other   -------                     All
Name and                                Annual  Restricted                  Other
Principal                        Bonus  Compen- Stock    Options    LTIP    Compen-
Position        Year   Salary    $      sation  Awards   /SARs              sation
-------------------------------------------------------------------------------------
William D.
 Jones          1999   0         0      0       0        0          0       0
CEO/President,
 Secretary      1998   0         0      0       0        0          0       0
 Treasurer and
 Director       1997   0         0      0       0        0          0       0

Andrew Dong     1999   0         0      0       0        0          0       0
Director        1998   0         0      0       0        100,000(1) 0       0
                1997   0         0      0       0        0          0       0

Jerry Joiner    1999   $20,000   0      0       0        0          0       0
Former-CEO/
President       1998   $60,000   0      0       0        300,000(1) 0       0
Former-Director 1997   0         0      0       0        0          0       0

Ronald J.
 McFadyen       1999   0         0      0       0        0          0       0
Former-
 Secretary/     1998   0         0      0       0        200,000(1) 0       0
 Treasurer      1997   0         0      0       0        0          0       0
 Former-
 Director
-------------------------------------------------------------------------------------


(1) Stock Options were granted by the Company on August 21, 1998 at an exercise price of $0.11 per share. These options were granted for a period of one year beginning August 21, 1998. They have since expired without being exercised.

                                     13

Compensation of Directors
-------------------------
     None

Employment Contracts and Termination of Employment and Change in Control Arrangement
------------------------------------------------------------------------
     None.

Item 7.   Certain Relationships and Related Transactions
--------------------------------------------------------

     The Company is not expected to have significant dealings with affiliates. If there are such dealings, however, the parties will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person.

Item 8.   Description of Securities
-----------------------------------

     The Company's authorized capital stock consists of 200,000,000 shares of common stock with $.001 par value. The Company has11,023,609 outstanding shares of its common stock, all of which are validly issued, fully paid and nonassessable. Holders of the common stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefore. Any such dividends may be paid in cash, property, or shares of the Company's common stock.

     All shares of the Company's common stock have equal voting rights and, when validly issued and outstanding, will have one vote per share on all matters to be voted upon by the shareholders.

     The Company has appointed Interwest Transfer Company, Inc. as the transfer agent and registrar for the Company's securities.

                                  PART II
                                  -------

Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters.
--------------------------------------------------------------------------
     The Company's common stock is listed on the Over the Counter Bulletin Board ("OTCBB"), under the symbol "NXAME". As of June 1, 2000 the Company had 109 shareholders holding 11,023,609 shares of common stock. Of the issued and outstanding common stock 4,599,849 are free trading, the balance are restricted stock as that term is used in Rule 144. The Company has never declared a dividend on its common Stock.


                                     14

                         CLOSING BID              CLOSING ASK
                      ---------------------    ---------------------
                      HIGH       LOW           HIGH       LOW
                      ---------- ----------    ---------- ----------
Second Quarter
Oct.1, 1997-
Dec. 31, 1997         1.0625     .0625         1.3125     .25

Third Quarter
Jan. 1, 1998-
March 31, 1998        .0625      .02           .375       .15

Fourth Quarter
April 1, 1998-
April 24, 1998        .02        .02           .15        .15

Fourth Quarter(1)
April 27, 1998-
June 30, 1998         .20        .01           .30        .15

First Quarter
July 1, 1998-
Sept. 30, 1998        .12        .01           .28        .28

Second Quarter
Oct.1, 1998-
Dec. 31, 1998         .30        .03125        .51        .15

Third Quarter
Jan. 1, 1999-
March 31, 1999        .30        .04           .51        .125


Fourth Quarter
April 1, 1999-
June 30, 1999         .0625      .02           .15        .05

First Quarter
July 1, 1999-
Sept. 30, 1999        .20        .02           .35        .05

Second Quarter
Oct.1, 1999-
Dec. 31, 1999         .07        .06           .11        .08

Third Quarter
Jan. 1, 2000-
Mar. 31, 2000         .25        .02           .20        .125

--------------------------------------------------------------------------


(1) On April 24, 1998, the Company reverse split its stock on a five shares for one basis.

     The above quotations, as provided by the National Quotation Bureau, LLC., represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.

Item 2.   Legal Proceedings.
----------------------------
     See "Involvement in Legal Proceedings" above.


Item 3.   Changes in and Disagreements with Accountants.
--------------------------------------------------------
     None.

Item 4.   Recent Sales of Unregistered Securities.
--------------------------------------------------

     a.    Date               Title               Amount Sold
           -----------------  --------------      ---------------
           February 25, 1997  Common                 121,888(1)
           August 27, 1997    Common                 477,653(1)
           June 12, 1998      Common               4,000,000
           June 12, 1998      Common               6,400,000

(1) The number of shares issued have not been retroactively restated to reflect the two-for-one forward stock split or the one-for-five reverse stock split.

     b. February 25, 1997 - 121,888 Common Shares were issued to accredited investors for $121,888. The shares were issued without registration under the Securities Act in reliance on an exemption from registration provided by Regulation D promulgated under the Securities Act.

          August 27, 1997 - 475,653 Common Shares were issued to accredited investors for $475,653. The shares were issued without registration under the Securities Act in reliance on an exemption from registration provided by Regulation D promulgated under the Securities Act.

          June 12, 1998 - 4,000,000 Common Shares were issued to accredited investors for $400,000. The shares were issued without registration under the Securities Act in reliance on an exemption from registration provided by Regulation D promulgated under the Securities Act.

          June 12, 1998 - 6,400,000 Common Shares were issued to acquire the licensing rights to Island Product Management's Investor Account Manager (IAM) software. The shares were issued without registration under the Securities Act in reliance on an exemption from registration provided by Rule 4(2) of the Securities Act.


     The Company also granted Stock Options to purchase up to 1,000,000 shares of Company common stock at an exercise price of $0.11 per share to seven individuals on August 21, 1998. These options were granted for a period of one year beginning August 21, 1998. All of the options expired without being exercised.

Item 5.   Indemnification of Directors and Officers
---------------------------------------------------

     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

     The Company's bylaws provide that the corporation shall indemnify any individual made a party to a proceeding because such individual was a director of the corporation to the extent permitted by and in accordance with Section 60.387, et. Seq. of the Oregon Revised Statutes or any amendments of successor section of like tenor.

     The Company's bylaws also provide that the board of directors may authorize the corporation to indemnify and advance expenses to any officer, employee, or agent of the corporation who is not a director of the corporation to the extent permitted by the Oregon Revised statutes.

     Section 60.391 of the Oregon Revised Statutes provides that directors may be indemnified:

     (1) Except as provided in subsection (4) of this section, a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:
     (a) The conduct of the individual was in good faith;
     (b) The individual reasonably believed that the individual's conduct was in the best interests of the corporation, or at least not opposed to its best interests; and
     (c) In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

     (2) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection (1)(b) of this section.

     (3) The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.


     (4) A corporation may not indemnify a director under this section:
     (a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or
     (b) In connection with any other proceeding charging improper personal benefit to the director in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

     (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. [1987 c.52 s.95]

     Section 60.394 of the Oregon Revised Statutes provides for mandatory indemnification of directors in the following circumstances:

     Unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

     Pursuant to ORS 60.397, the Company may reimburse directors for reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

     (a) The director furnishes the corporation a written affirmation of the director's good faith belief that the director has met the standard of conduct described in ORS 60.391; and
     (b) The director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet the standard of conduct.

     (2) The undertaking required by subsection (1)(b) of this section must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

     (3) Any authorization of payments under this section may be made by provision in the articles of incorporation, or bylaws, by a resolution of the shareholders or board of directors or by contract.

     A director of the Company who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction pursuant to ORS 60.401. On receipt of an application, the court after giving any notice the court considers necessary may order indemnification if it determines:


     (1) The director is entitled to mandatory indemnification under ORS 60.394, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification; or

     (2) The director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in ORS 60.391 or was adjudged liable as described in ORS 60.391 (4), whether the liability is based on a judgment, settlement or proposed settlement or otherwise.

     The Company may not indemnify a director under ORS 60.391 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in ORS 60.391.

     (2) A determination that indemnification of a director is permissible shall be made:

     (a) By the board of directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding;
     (b) If a quorum cannot be obtained under paragraph (a) of this subsection, by a majority vote of a committee duly designated by the board of directors consisting solely of two or more directors not at the time parties to the proceeding. However, directors who are parties to the proceeding may participate in designation of the committee;
     (c) By special legal counsel selected by the board of directors or its committee in the manner prescribed in paragraph (a) or (b) of this subsection or, if a quorum of the board of directors cannot be obtained under paragraph (a) of this subsection and a committee cannot be designated under paragraph (b) of this subsection, the special legal counsel shall be selected by majority vote of the full board of directors, including directors who are parties to the proceeding; or
     (d) By the shareholders.

     (3) Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subsection (2)(c) of this section to select counsel.

     The Company may indemnify its officers, employees and agents as follows:

     (1) An officer of the corporation is entitled to mandatory indemnification under ORS 60.394, and is entitled to apply for court-ordered indemnification under ORS 60.401, in each case to the same extent as a director under ORS 60.394 and 60.401.

     (2) The corporation may indemnify and advance expenses under ORS
60.387 to 60.411 to an officer, employee or agent of the corporation to the same extent as to a director. See ORS 60.407.


     The Company may purchase and maintain insurance on behalf of an individual against liability asserted against or incurred by the individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The corporation may purchase and maintain the insurance even if the corporation has no power to indemnify the individual against the same liability under ORS 60.391 or 60.394. See ORS 60.411.

     The indemnification and provisions for advancement of expenses provided herein shall not be deemed exclusive of any other rights to which directors, officers, employees or agents may be entitled under the corporation's articles of incorporation or bylaws, any agreement, general or specific action of its board of directors, vote of shareholders or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Specifically and not by way of limitation, a corporation shall have the power to make or agree to make any further indemnification, including advancement of expenses, of:

     (a) Any director as authorized by the articles of incorporation, any bylaws approved, adopted or ratified by the shareholders or any resolution or agreement approved, adopted or ratified, before or after such indemnification or agreement is made, by the shareholders, provided that no such indemnification shall indemnify any director from or on account of acts or omissions for which liability could not be eliminated under ORS
60.047 (2)(d); and
     (b) Any officer, employee or agent who is not a director as authorized by its articles of incorporation or bylaws, general or specific action of its board of directors or agreement. Unless the articles of incorporation, or any such bylaws, agreement or resolution provide otherwise, any determination as to any further indemnity under this paragraph shall be made in accordance with ORS 60.404.

     (2) If articles of incorporation limit indemnification or advance of expenses, any indemnification and advance of expenses are valid only to the extent consistent with the articles of incorporation.

     (3) The Company's may also pay or reimburse expenses incurred by a director in connection with the director's appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent to a proceeding. See ORS 60.414.

                                  PART F/S

     The following financial statements of the Company are filed as a part of this report:

          Report of Independent Accountants
          Balance Sheets as of June 30, 1999, and the interim period through March 31, 2000 (unaudited);
          Statements of Operations for the years ended June 30, 1999, 1998, and the interim period ended March 31, 2000 (unaudited);
          Statements of Stockholders' Equity for the years ended June 1998,
           1999, and the interim period through March 31, 2000 (unaudited);
          Statements of Cash Flows for the years ended June 1998, 1999, and the interim period through March 31, 2000, (unaudited);
          Notes to Financial Statements.
                                     20

                                  PART III
                                  --------
Item 1.   Index to Exhibits


Exhibit
Number         Title of Document                              Location
-----------    ---------------------------------------------  ------------
2.01           Articles of Incorporation                      See Attached

2.02           Amendments to the Articles of Incorporation    See Attached

2.03           By-laws                                        See Attached

12.01          Stock Option Plan                              See Attached

23.01          Consent of Independent Auditors                See Attached

27.01          Financial Data Schedule                        See Attached


Item 2.   Description of Exhibits
---------------------------------
          See Item 1.


                                SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                                     NET:X AMERICA, INC.



Date: June 22, 2000                  By: /s/  William D. Jones
                                     -------------------------
                                         William D. Jones, CEO,
                                         President and Chief Financial
                                         Officer

                                     22


                            NET:X AMERICA, INC.
                       (A Development Stage Company)

                            FINANCIAL STATEMENTS

                 March 31, 2000 and June 30, 1999 and 1998














                              C O N T E N T S


Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . .3

Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

Statements of Operations . . . . . . . . . . . . . . . . . . . . . . . .  5

Statements of Stockholders' Equity (Deficit) . . . . . . . . . . . . . .  6

Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . .  7

Notes to the Financial Statements. . . . . . . . . . . . . . . . . . . .  8





[Letterhead]


                        INDEPENDENT AUDITORS' REPORT
                       -----------------------------


To the Board of Directors
Net:X America, Inc.
(A Development Stage Company)
Netherlands, Antilles

We have audited the accompanying balance sheet of Net:X America, Inc. (a development stage company) as of June 30, 1999 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended June 30, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Net:X America, Inc. (a development stage company) as of June 30, 1999 and the results of its operations and its cash flows for the years ended June 30, 1999 and 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with recurring losses which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ Jones, Jensen & Company

Jones, Jensen & company
Salt Lake City, Utah
May 30, 2000



                            NET:X AMERICA, INC.
                       (A Development Stage Company)
                               Balance Sheets


                                   ASSETS
                                  --------

                                                   March 31,      June 30,
                                                       2000           1999
                                                 ------------  ------------
                                                 (Unaudited)
CURRENT ASSETS

 Cash and cash equivalents                       $         -   $       950
                                                 ------------  ------------
  Total Current Assets                                     -           950
                                                 ------------  ------------
  TOTAL ASSETS                                   $         -   $       950
                                                 ============  ============

               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
               ----------------------------------------------

CURRENT LIABILITIES

 Accounts payable                                $    11,468   $    13,243
                                                 ------------  ------------
  Total Current Liabilities                           11,468        13,243
                                                 ------------  ------------
STOCKHOLDERS' EQUITY

 Common stock; 200,000,000 shares
  authorized of $0.001 par value,
  11,023,609 and 11,023,609 shares
  issued and outstanding, respectively                11,024        11,024
 Additional paid-in capital                        2,606,720     2,600,403
 Deficit accumulated during the
  development stage                               (2,629,212)   (2,623,720)
                                                 ------------  ------------

  Total Stockholders' Equity (Deficit)               (11,468)      (12,293)
                                                 ------------  ------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
    (DEFICIT)                                    $         -   $       950
                                                 ============  ============


 The accompanying notes are an integral part of these financial statements


                            NET:X AMERICA, INC.
                       (A Development Stage Company)
                          Statements of Operations

                                                                                From
                                   For the                              Inception on
                               Nine Months       For the Years Ended         June 22,
                                     Ended            June 30,          1987 Through
                                 March 31,  ---------------------------    March 31,
                                      2000          1999          1998          2000
                              ------------- ------------- ------------- -------------
                                (Unaudited)                               (Unaudited)

REVENUES                        $        -    $        -  $          -   $         -
                              ------------- ------------- ------------- -------------

EXPENSES

 General and administrative          5,523       626,358     1,880,230     2,653,628
                              ------------- ------------- ------------- -------------
  Total Expenses                     5,523       626,358     1,880,230     2,653,628
                              ------------- ------------- ------------- -------------
Loss From Operations           (     5,523)  (   626,358) (  1,880,230) (  2,653,628)
                              ------------- ------------- ------------- -------------

OTHER INCOME

 Interest income                        31         4,385             -         4,416
 License fees                            -        20,000             -        20,000
                              ------------- ------------- ------------- -------------
  Total Other Income                    31        24,385             -        24,416
                              ------------- ------------- ------------- -------------
NET LOSS                       $    (5,492)  $  (601,973) $ (1,880,230) $ (2,629,212)
                              ============= ============= ============= =============
BASIC LOSS PER SHARE           $     (0.00)  $     (0.05) $      (0.60)
                              ============= ============= =============
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING             11,023,609    11,023,609     3,118,037
                              ============= ============= =============



 The accompanying notes are an integral part of these financial statements


                            NET:X AMERICA, INC.
                       (A Development Stage Company)
                Statements of Stockholders' Equity (Deficit)

                                                                             Deficit
                                                                         Accumulated
                                        Common Stock        Additional    During the
                               --------------------------      Paid In   Development
                                    Shares        Amount       Capital         Stage
                               ------------------------------------------------------
Balance, June 22, 1987                   -   $         -  $          -  $          -

Common stock issued for cash
 on July 1, 1995 at $0.0025
 per share                         480,000           480           720             -

Common stock issued for
 revenue rights on July 9,
 1996 at $2.50 per share            14,000            14        34,986             -

Common stock issued for cash
 at $0.40 per share                 57,195            57        34,986

Stock offering costs                     -             -       (16,700)            -

Loss from inception on June
 22, 1987 through June 30,
 1997                                    -             -             -      (141,517)
                               ------------------------------------------------------
Balance, June 30, 1997             551,195           551       161,937      (141,517)

Common stock canceled             (360,000)         (360)          360             -

Common stock issued for
 services and cash at $0.31
 per share                         432,414           433       540,083             -

Common stock issued to
 acquire an exclusive license
 agreement for certain
 software products               6,400,000         6,400     1,593,600             -

Stock offering costs                     -             -       (54,052)            -

Net loss for the year ended
 June 30, 1998                           -             -             -    (1,880,230)
                               ------------------------------------------------------
Balance, June 30, 1998           7,023,609         7,024     2,241,928    (2,021,747)

Common stock issued for cash
 at $0.10 per share              4,000,000         4,000       396,000             -

Stock offering costs                     -             -       (37,525)            -

Net loss for the year ended
 June 30, 1999                           -             -             -      (601,973)
                               ------------------------------------------------------
Balance, June 30, 1999          11,023,609        11,024     2,600,403    (2,623,720)

Contributed capital
 (unaudited)                             -             -         6,317             -

Net loss for the nine months
 ended March 31, 2000
 (unaudited)                             -             -             -        (5,492)
                               ------------------------------------------------------
Balance, March 31, 2000
 (unaudited)                    11,023,609   $    11,024  $  2,606,720  $ (2,629,212)
                               ======================================================


 The accompanying notes are an integral part of these financial statements


                            NET:X AMERICA, INC.
                       (A Development Stage Company)
                          Statements of Cash Flows

                                                                                From
                                   For the                              Inception on
                               Nine Months      For the Years Ended         June 22,
                                     Ended            June 30,          1987 Through
                                 March 31,  ---------------------------    March 31,
                                      2000          1999          1998          2000
                              ------------- ------------- ------------- -------------
                                (Unaudited)                               (Unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES

 Net loss                      $    (5,492)  $  (601,973) $ (1,880,230) $ (2,629,212)
 Adjustments to reconcile net
  loss to net cash used by
  operating activities:
   Common stock issued for
    services                             -             -       192,188       210,488
  Common stock issued for
   license agreement                     -             -     1,600,000     1,600,000
 Changes in operating assets
  and liabilities:
  Increase (decrease) in
   accounts payable                 (1,775)       10,771         2,472        11,468
                              ------------- ------------- ------------- -------------
   Net Cash (Used) by
    Operating Activities            (7,267)     (591,202)      (85,570)     (807,256)
                              ------------- ------------- ------------- -------------
CASH FLOWS FROM INVESTING
 ACTIVITIES                              -             -             -             -
                              ------------- ------------- ------------- -------------
CASH FLOWS FROM FINANCING
 ACTIVITIES

 Contributed capital                 6,317             -             -         6,317
 Sale of common stock                    -       362,475       294,276       800,939
                              ------------- ------------- ------------- -------------
   Net Cash Provided by
    Financing Activities             6,317       362,475       294,276       807,256
                              ------------- ------------- ------------- -------------
NET INCREASE (DECREASE) IN
 CASH                                 (950)     (228,727)      208,706             -

CASH AT BEGINNING OF PERIOD            950       229,677        20,971             -
                              ------------- ------------- ------------- -------------
CASH AT END OF PERIOD          $         -   $       950  $    229,677  $          -
                              ============= ============= ============= =============
Cash paid during the year for:
 Interest                      $         -   $         -  $          -  $          -
 Income taxes                  $         -   $         -  $          -  $          -

NON-CASH FINANCING

 Common stock issued for
  services                     $         -   $         -  $    192,188  $    210,488
 The accompanying notes are an integral part of these financial statements
                                     7

                            NET:X AMERICA, INC.
                       (A Development Stage Company)
                     Notes to the Financial Statements
                 March 31, 2000 and June 30, 1999 and 1998


NOTE 1 -  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  History

     The Company was organized on June 22, 1987 as a corporation in the State of Oregon under the name of WESTAQ Network, Inc. On June 20, 1996, the Company changed its name to Net:X America, Inc. The Company was organized for the purpose of engaging in the business of providing electronic information services and any other lawful activities.

     The Company has had no significant operations since inception on June 22, 1987 and has been in the development stage since inception. The Company will remain in the development stage until principal operations commence.

     b.  Accounting Method

     The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a June 30 year end.

     c.  Use of Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ form those estimates.

     d.  Basic Loss Per Share

     The basic loss per share of common stock is based on the weighted average number of shares issued and outstanding during the period of the financial statements.

     e.  Income Taxes.

     As of June 30, 1999, the Company has a net operating loss carryforward for federal income tax purposes of approximately $2,600,000 that may be used in future years to offset taxable income. The net operating loss carryforward will expire in 2019. The tax benefit of the cumulative carryforwards has been offset by a valuation allowance of the same amount.

     f.  Cash and Cash Equivalents

     For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase to be cash equivalents.


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                            NET:X AMERICA, INC.
                       (A Development Stage Company)
                     Notes to the Financial Statements
                 March 31, 2000 and June 30, 1999 and 1998

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     g.  Revenue Recognition

     The Company currently has no source of revenues. Revenue recognition policies will be determined when principal operations begin.

     h.  Unaudited Financial Statements

     The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal, recurring nature.

NOTE 2 -  GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. Management intends to continue to develop and market certain computer software products for
     use in the internet industry.   In the interim, management and primary
     shareholders are committed to meeting the Company's minimal operating expenses.

NOTE 3 -  STOCK OPTION PLAN

     On June 16, 1998, the Company approved the Net:X America, Inc., 1998 Stock Option Plan whereby the Board of Directors could issue options to purchase up to 2,000,000 shares of the Company's common stock. On August 21, 1998, the Company issued options to purchase up to 1,000,000 shares of the Company's common stock to seven individuals. The options had an exercise price of $0.11 per share and had a one year term beginning on August 21, 1998. The options expired without being exercised.

NOTE 4 - STOCK ACTIVITY

     Effective August 19, 1997, the Company effected a two-for-one forward stock split of its issued and outstanding common stock. Effective April 26, 1998, the Company effected a one-for-five reverse stock split of its issued and outstanding common stock. All shares outstanding have been retroactively restated to reflect these stock splits.

     In June 1998, the Company issued 6,400,000 share of its outstanding common stock for the licensing rights to Island Product Management's Investor Account Manager (IAM) software. The software offers reporting and account management capabilities and when integrated with the Company's proprietary StockEx software, will enable brokerage houses to offer online and securities trading. The 6,400,000 shares were valued at $0.25 per share or $1,600,000.


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